ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

Ali R. Olia
December 16, 2022	T +1 617 951 7204
ali.olia@ropesgray.com

via edgar

Ms. Lisa Larkin, Esq.

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549

Re:	Barings Access Pine Point Fund (the “Fund”)
(File Nos. 333-256560 and 811-23700)

Dear Ms. Larkin:

We are writing to respond to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) that you provided by telephone on November 8, 2022 relating to Post-Effective Amendment No. 2 to the above-referenced registration statement of the Fund on Form N-2 (the “Registration Statement”), filed with the Commission on September 30, 2022 pursuant to the Securities Act of 1933, as amended (the “Securities Act”), and the Investment Company Act of 1940, as amended (the “Investment Company Act”). The Staff’s comments are restated below and each is followed by the Fund’s response. Capitalized terms not otherwise defined herein have the meanings set forth in the Registration Statement.

Prospectus

Cover Page

1.	Comment: Please confirm that the Fund will comply with the 80% test at all times, including when there is a change in the value of the Fund’s assets.

Response: The Fund respectfully declines to make the requested change. The Registration Statement provides that “[t]his test is applied at the time of investment; later percentage changes caused by a change in the value of the Fund's assets, including as a result in the change in the value of the Fund's investments or due to the issuance or redemption of shares, will not require the Fund to dispose of an investment.” The Fund notes that this disclosure is consistent Rule 35d-1 under the Investment Company Act, which, in its current form, provides that the applicable requirements “apply at the time a Fund invests its Assets… if, subsequent to an investment, these requirements are no longer met, the Fund’s future investments must be made in a manner that will bring the Fund into compliance with those paragraphs.” We note that in June 2022, the SEC proposed amendments to Rule 35d-1 that would permit a Fund to temporarily depart from the 80% test in certain circumstances, but would require to come back into compliance with the 80% test within 30 days or as soon as practically possible. If the recently-proposed amendments to Rule 35d-1 are adopted as proposed, the Fund intends to comply with the revised rule.

2.	Comment: Please confirm that the Fund took steps to comply with Section 15(c) of the Investment Company Act and the rules thereunder in connection with the appointment of the Fund’s investment adviser, investment sub-adviser and principal underwriter.

Response: The Fund confirms that the approvals required under Section 15(c) of the Investment Company Act in connection with the appointment of the Fund’s investment adviser, investment sub-adviser and principal underwriter were completed. The Board of Trustees’ considerations in connection with the Section 15(c) approvals were disclosed in the Fund’s semi-annual report for the period ended September 30, 2022.

Summary – The Fund – Private Equity Investment Structures – Co-Investments (Page 3)

3.	Comment: Please confirm whether the Fund participates in Co-Investments alongside affiliates, and, if it does, please indicate the relief it relies on to do so.

Response: The Fund participates in Co-Investments alongside affiliates in reliance on an exemptive order granted by the Commission to Barings and its affiliates that permits the Fund to invest alongside affiliates of the Advisers, including certain private funds managed by Adviser and its affiliates, subject to certain terms and conditions. See Barings Corporate Investors, et al. (File No. 812-14689) Investment Company Act Rel. Nos. 32822 (Sept. 20, 2017) (notice) and 32864 (Oct. 19, 2017) (order).

Summary of Fund Expenses (Page 34)

4.	Comment: Please confirm that the Expense Limitation Agreement will continue in effect for at least one year from the effective date of the Prospectus.

Response: The Fund confirms that the Expense Limitation Agreement will continue in effect through at least January 7, 2024, which is more than one year from the anticipated effective date of the Prospectus.

General Risks

5.	Comment: Please confirm whether the Fund employs leverage, and, if it does, please disclose the information required by Item 8.3.b of Form N-2.

Response: The Fund does not currently employ leverage. The Fund may employ leverage in the future. If it does, the Fund confirms that it will disclose the information required by Item 8.3.b of Form N-2.

2

Dividend Reinvestment (Page 71)

6.	Comment: Please disclose how the Fund will handle partial shares for the purposes of its dividend reinvestment plan.

Response: The Fund has updated its disclosure as follows:

Unless a Shareholder is ineligible or otherwise elects, all distributions of dividends (including Capital Gain Dividends (as defined below)) with respect to a Class of Shares will be automatically reinvested by the Fund in additional full and fractional Shares of that Class, which will be issued at their NAV on the ex-dividend date.

Purchasing Shares – Purchase Terms (Page 84)

7.	Comment: We believe that investment minimums may be waived only as to employees, officers or trustees of a fund, the fund’s investment adviser or their affiliates and by the fund’s board based on its consideration of the investor’s overall relationship with the fund’s investment adviser or selling agent, including consideration of the aggregate value of all accounts held by clients of the fund’s selling agent invested in the fund’s shares for purposes of satisfying the minimum investment amount. Please revise the Fund’s current disclosure accordingly.

Response: The Fund disagrees with the staff’s position that the individuals who may receive minimum initial and additional investment amount waivers be limited to those set forth in the Comment above. No such limitation exists in any published law, rules, regulations or regulatory guidance of which the Fund is aware. Notwithstanding the forgoing, the Fund will amend the disclosure as follows:

The stated investment minimums may be waived for investments by current or retired officers and Trustees of the Fund, as well as their family members; current or retired officers, principals, employees and members of the Investment Adviser Board of Barings and affiliated companies of the Advisers; the immediate family members of any such officer, principal, employee or Investment Adviser Board member (including parents, ~~grandparents,~~ spouses, children, ~~grandchildren, siblings,~~ fathers/mothers-in-law, ~~sisters/brothers-in-law,~~ daughters/sons-in-law, ~~nieces, nephews,~~ and domestic partners); and a trust or plan established primarily for the benefit of any of the foregoing persons.

Summary of the Declaration of Trust (Pages 84-85)

8.	Comment: In the section titled “Summary of the Declaration of Trust,” please disclose that the provisions in the Declaration of Trust that permit a shareholder to bring a derivative action only if the shareholder makes a pre-suit demand upon the Board to bring the subject action and shareholders holding at least 10% of the Fund’s outstanding shares join the request do not apply to claims arising under the federal securities laws. Please also disclose that the Declaration of Trust provides that the Board must be given a reasonable amount of time to consider the shareholders’ request, that the Board may retain advisors to consider the merits of the shareholders’ request and that the shareholders making such request must undertake to reimburse the Fund for the expense of any such advisor if the Board decides not to take action.

3

Response: The Fund will revise the sixth paragraph of the section titled “Summary of the Declaration of Trust” as follows:

The Declaration of Trust includes provisions that could have the effect of limiting the ability of other entities or persons to acquire control of the Fund or to change the composition of the Board by discouraging a third party from seeking to obtain control of the Fund. These provisions may have the effect of discouraging attempts to acquire control of the Fund, which attempts could have the effect of increasing the expenses of the Fund and interfering with the normal operation of the Fund. The Trustees are elected for indefinite terms and do not stand for reelection. A Trustee may be removed from office with or without cause only by a written instrument signed or adopted by a majority of the number of Trustees prior to such removal. Except as described below, the Declaration of Trust does not contain any other specific inhibiting provisions that would operate only with respect to an extraordinary transaction such as a merger, reorganization, repurchase offer, sale or transfer of substantially all of the Fund’s assets or liquidation. The Declaration of Trust requires that before bringing any derivative action on behalf of the Fund, Shareholders must make a pre-suit demand upon the Board to bring the subject action unless such effort is not likely to succeed. A pre-suit demand shall only be deemed not likely to succeed if a majority of the Board has a personal financial interest in the transaction at issue, and a Trustee shall not be deemed interested in a transaction or otherwise disqualified from ruling on the merits of a demand by virtue of such Trustee’s receipt of remuneration from the Fund for service as Trustee or on the boards of entities under common management or otherwise affiliated with the Fund. In addition, unless demand is excused, Shareholders in the aggregate holding at least 10% of the Fund’s outstanding Shares (or at least 10% of the Class to which the action relates) must join the request for the Board to commence such action. Decisions made by the Board in good faith are binding. Unless demand is excused, the Board must be given a reasonable amount of time to consider the Shareholder request, and the Board may retain advisors while considering the merits of the Shareholder request. Shareholders bringing a derivative action must undertake to reimburse the Fund for the expenses of any advisor retained to assist in considering the merits of the Shareholder request if the Board determines not to take action. Further, to the fullest extent permitted by Delaware law, shareholders may not bring direct actions against the Fund and/or the Trustees, except to enforce their rights to vote or certain rights to distributions or books and records under the Delaware Statutory Trust Act, in which case a Shareholders bringing such direct action must hold in the aggregate at least 10% of the Fund’s outstanding Shares (or at least 10% of the Class to which the action relates) join in the bringing of such direct action. These provisions regarding derivative and direct actions do not apply to claims arising under the federal securities laws.

4

Statement of Additional Information (“SAI”)

9.	Comment: With respect to the section in the SAI titled “Organization and Management of Wholly-Owned Subsidiaries,” please respond to the following:

A.	Please disclose whether the Fund may invest in entities that primarily engage in investment activities in securities or other assets and are “primarily controlled” by the Fund. For these purposes, “primarily controlled” means that the Fund controls the entity within the meaning of Section 2(a)(9) of the Investment Company Act and the Fund’s control of the entity is greater than that of any other person.

Response: The Fund confirms that it may invest in entities that primarily engage in investment activities in securities or other assets and are primarily controlled by the Fund, as defined above. The Fund respectfully submits that no disclosure revision is necessary in response to this Comment.

B.	Please disclose that the Fund complies with the provisions of the Investment Company Act governing investment policies (Section 8) on an aggregate basis with the Subsidiaries.

Response: The Fund confirms that it complies with the provisions of Section 8 of the Investment Company Act governing investment policies on an aggregate basis with the Subsidiaries. The Fund respectfully submits that no disclosure revision is necessary in response to this Comment.

C.	Please disclose that the Fund complies with the provisions of the Investment Company Act governing capital structure and leverage (Section 18) on an aggregate basis with the Subsidiary so that the Fund treats the Subsidiaries’ debt as its own for purposes of Section 18.

Response: The Fund confirms that it complies with the provisions of Section 18 of the Investment Company Act governing capital structure and leverage on an aggregate basis with the Subsidiaries so that the Fund treats the Subsidiaries’ debt as its own for purposes of Section18. The Fund respectfully submits that no disclosure revision is necessary in response to this Comment.

D.	Please disclose that each Subsidiary complies with the Investment Company Act provisions relating to affiliated transactions and custody (Section 17). Please identify the custodian for each Subsidiary, if any.

Response: The Fund confirms that each Subsidiary complies with the Investment Company Act provisions relating to affiliated transactions and custody (Section 17). Each Subsidiary has the same custodian as the Fund, State Street Bank and Trust Company. The Fund respectfully submits that no disclosure revision is necessary in response to this Comment.

5

E.	Please confirm that each Subsidiary and any board of directors it will agree to inspection by the staff of the Subsidiary’s books and records, which will be maintained in accordance with Section 31 of the Investment Company Act and the rules thereunder.

Response: The Fund confirms that each Subsidiary and its board of directors will agree to inspection by the staff of the Subsidiary’s books and records, which will be maintained in accordance with Section 31 of the Investment Company Act and the rules thereunder.

F.	Please confirm that, if any Subsidiary is organized under the laws of a foreign jurisdiction, such Subsidiary, and any board of directors it has, will agree to designate an agent for service of process in the United States.

Response: The Fund confirms that no Subsidiary is organized under the laws of a foreign jurisdiction and that each Subsidiary is organized under the laws of the State of Delaware.

G.	Please confirm that any management fee paid by a wholly-owned subsidiary of the Fund will be included in as “Management Fees” in the Fund’s fee table and that the expenses of such wholly-owned subsidiary will be included as “Other Expenses” in the Fund’s fee table.

Response: Management fees are paid by the Fund, in respect of assets in a Subsidiary, or by the Subsidiary itself where the Subsidiary has a separate advisory agreement with the Adviser. In the latter case, the Subsidiary’s assets would not be included when calculating the management fee paid by the Fund. Any management fee paid directly by a Subsidiary is included in the Management Fee line item of the Fee table, and other expenses of the Subsidiaries are included in the Other Expenses line item of the fee table.

Part C

10.	Comment: Please confirm whether the Fund intends file a new power of attorney that reflects its new name, Barings Private Equity Opportunities and Commitments Fund.

Response: The Fund notes that the power of attorney filed as an exhibit to Post-Effective Amendment No. 2 to the Registration Statement provides that such power of attorney “applies to…any and all subsequent Post-Effective Amendments to such Registration Statement”. The Fund respectfully submits that this is consistent with Rule 483(b) under the Securities Act, which provides that “[a] power of attorney that is filed with the Commission shall relate to a specific filing [or] an amendment thereto….” (emphasis added). However, the Fund will file a new power of attorney in response to the Staff’s request.

11.	Comment: Please indicate whether the Fund intends to furnish the information required by Item 25.2.s of Form N-2.

6

Response: The Fund respectfully submits that, because no new securities are being registered under the Securities Act in connection with the Registration Statement at this time, the information required by Item 25.2.s of Form N-2 is not applicable. The Fund therefore does not intend to furnish such information.

12.	Comment: We understand that Delaware law permits a fund to eliminate or alter the fiduciary duties of trustees, shareholders, or other persons and replace them with standards set forth in the Declaration of Trust. Provisions eliminating or altering the fiduciary duties of a fund’s trustees, officers, member of any advisory board, investment adviser, depositor, or principal underwriter (collectively, “Fiduciary Covered Persons”) are inconsistent with federal securities laws and the Commission’s express views on such persons’ fiduciary duties. Please add a provision to the Fund’s Declaration of Trust or otherwise modify the Declaration of Trust to clarify explicitly that, notwithstanding anything to the contrary in the Declaration of Trust, nothing in the Declaration of Trust modifying, restricting or eliminating the duties or liabilities of Fiduciary Covered Persons shall apply to or in any way limit the duties, including state law fiduciary duties of loyalty and care, or liabilities of such persons with respect to matters arising under federal securities laws.

Response: The Fund notes that Section 5.3 of the Declaration of Trust provides that “[t]he Trust shall indemnify every person who is or has been a Trustee or officer…(hereinafter referred to as a "Covered Person") against all liabilities and expenses…except with respect to any matter as to which such Covered Person shall have been finally adjudicated in a decision on the merits …to be liable to the Trust or its Shareholders by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of such Covered Person’s office.” The Fund notes that this language is consistent with the requirements of Section 17(h) of the Investment Company Act, and therefore the Fund does not believe that any revisions to the Declaration of Trust are needed. The Fund has, however, revised its disclosure in the Prospectus to clarify that no provision in the Declaration of Trust shall limit or eliminate any duty under the federal securities laws (including the fiduciary duties of loyalty and care) a Trustee or officer owes to the Fund with respect to claims asserted under the federal securities laws.

*             *             *

Should you have any further questions or comments, please do not hesitate to contact me at (617) 951-7204.

Very truly yours,

/s/ Ali R. Olia
Ali R. Olia

cc:	Ashlee Steinnerd, Barings LLC
Gregory C. Davis, Ropes & Gray LLP
Brian D. McCabe, Ropes & Gray LLP
Yana D. Guss, Ropes & Gray LLP

7